Exhibit 99.2

EVOGENE LTD.

13 Gad Feinstein St.
Park Rehovot P.O.B 2100
 Rehovot 7612002, Israel
__________________________

PROXY STATEMENT
_________________________

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2018 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2018 Annual General Meeting of Shareholders that was published by the Company on June 14, 2018. The Meeting will be held at 3:00 p.m. (Israel time) on Tuesday, July 24, 2018, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.

The notice of annual general meeting, this Proxy Statement, and the enclosed proxy card will be distributed to holders of Evogene ordinary shares, par value NIS 0.02 per share, or ordinary shares, on or about June 26, 2018.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Tuesday, June 19, 2018, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda

The following proposals are on the agenda for the Meeting:

1.
Re-election of each of (a) Ms. Sarit Firon, (b) Mr. Martin S. Gerstel, (c) Mr. Ziv Kop, (d) Dr. Adina Makover, and (e) Mr. Leon Y. Recanati to serve as a director of the Company to hold office until the close of the next annual general meeting.

2.	Approval of an amendment to the compensation policy for the directors and other office holders of our Company.

3.
Approval of the objectives related to, and target amount and potential payment in 2019 of, a cash bonus to the Company’s President & Chief Executive Officer, Mr. Ofer Haviv, subject to his achievement during 2018 of those objectives, in accordance with the Company’s 2018 annual bonus plan as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

4.
Approval of grant of options to purchase 225,000 ordinary shares to Mr. Ofer Haviv, our President and Chief Executive Officer, at an exercise price of NIS 18.71 per ordinary share (or US$5.22, based on the NIS/US$ exchange rate as of June 13, 2018, the last day prior to the date hereof).

5.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and the authorization of the Company’s Board of Directors or the audit committee thereof to fix such accounting firm’s annual compensation.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2017.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all the above proposals.

Quorum

As of the close of business on June 12, 2018, we had 25,754,297 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing 25% of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of Proposals No. 2, 3 and 4 is subject to satisfaction of at least one of the following, additional voting requirements:

•
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a conflict (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a personal interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of Proposals No. 2, 3 and 4, a controlling shareholder includes, in addition, a shareholder possessing twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposals No. 2, 3 and 4; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict, and failure to do so disqualifies the shareholder from participating in the vote on Proposals No. 2, 3 and 4. In order to confirm that you lack a conflict in the approval of such proposals and in order to therefore be counted towards the special majority required for the approval of such proposals, you must check the box under Items 2A, 3A and 4A on the accompanying proxy card when you record your vote on Proposals No. 2, 3 and 4.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict and you wish to participate in the vote on such proposal, you should not check the box under Items 2A, 3A and 4A on the enclosed proxy card and you should not vote on Proposals No. 2, 3 and 4 via the proxy card. Instead, you should contact our Company’s Corporate Secretary at +972-8-9311971 or fax: +972-8-9466724, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposals No. 2, 3 and 4. In that case, your vote will be counted towards the ordinary majority required for the approval of Proposals No. 2, 3 and 4, but will not be counted towards the special majority required for approval of Proposals No. 2, 3 and 4. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you, or a related party of yours, is a controlling shareholder or has a conflict in the approval of such proposal, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, June 19, 2018, the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on June 19, 2018, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will also receive proxy cards, which will be used to instruct their banks, brokers or other nominees on how to vote.  Holders of shares in “street name” through a TASE member may also vote via a proxy card or via the internet, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (that is, by 3:00 p.m. (Israel time) on Sunday, July 22, 2018).

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1(a)-(e) or 5 your shares will be voted in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposals No. 2, 3 and 4, your proxy will not be voted on such proposal.

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Where a beneficial owner has executed and returned a proxy card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not cast a vote with respect to particular proposals (commonly referred to as a “broker non-vote”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on those particular proposals. Such shares therefore have no impact on the outcome of the voting on those particular proposals.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on June 14, 2018 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the Record Date (June 19, 2018). Please then deliver or mail (via registered mail) your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, Attention: Amitai Bartov, Legal Advisor, or Sassi Masliah, Company Secretary.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

The Israel Securities Authority has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via its MAGNA online platform. Shareholders are able to vote their shares through the system, following a registration process, no later than six hours before the time fixed for the Meeting. Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate proxy card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies will be distributed to shareholders on or about June 26, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 12, 2018 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of June 12, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 25,754,297 ordinary shares outstanding as of June 12, 2018.

Unless otherwise noted below, each shareholder’s address, for this purpose, is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel.

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
Entities affiliated with Waddell & Reed Financial, Inc. (1)	2,795,442		10.9%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (2)	1,954,936		7.6%
Entities affiliated with The Phoenix Holding Ltd. (3)	1,717,651		6.7%
Monsanto Company (4)	1,636,364		6.4%
Morgan Stanley (5)	1,380,411		5.4%
Entities affiliated with Harel Insurance, Investments & Financial Services Ltd. (6)	1,339,247		5.2%
Entities affiliated with UBS Group AG (7)	1,330,174		5.2%

Executive Officers and Directors
Ofer Haviv	703,125	(8)	2.7%
Dr. Alin Sela-Brown	54,301	(9)	*
Ido Dor	151,486	(10)	*
Dr. Arnon Heyman	33,562	(11)	*
Dr. Hagai Karchi	463,125	(12)	1.8%
Mark Kapel	42,800	(13)	*
Eran Kosover	136,555	(14)	*
Alex Taskar	56,250	(15)	*
Martin S. Gerstel	424,005	(16)	1.6%
Sarit Firon	5,000	(17)	*
Ziv Kop	11,250	(18)	*
Dr. Adina Makover	17,817	(19)	*
Leon Y. Recanati	856,359	(20)	3.3%
Dr. Kinneret Livnat Savitsky	15,000	(21)	*
All directors and executive officers as a group (14 persons)	2,970,635		10.8%

*     Less than 1%.

(1)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2018 by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFSI, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a broker-dealer and subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company, or WRIMCO, an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WRF. According to this Schedule 13G/A, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities under Rule 13d-3 under the Exchange Act. These ordinary shares are held according to the following segmentation with direct or indirect voting and dispositive power as indicated: WRF: 2,795,442 (indirect); WRFSI: 1,155,062 (indirect); WRI: 1,155,062 (indirect); WRIMCO: 1,155,062 (direct); and IICO: 1,640,380 (direct). The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(2)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd., or “Migdal”, with the SEC on January 22, 2018. According to this Schedule 13G, 1,954,936 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (i) 1,113,585 ordinary shares are held by Profit participating life assurance accounts; (ii) 738,458 ordinary shares are held by Provident funds and companies that manage provident funds and (iii) 102,893 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Migdal has shared dispositive and voting power over all such ordinary shares. The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(3)
This information is based upon a Schedule 13G/A filed with the SEC on February 20, 2018 jointly by (i) Itzhak Sharon (Tshuva); (ii) Delek Group Ltd. and (iii) The Phoneix Holding Ltd. According to this Schedule 13G/A, 1,717,651 ordinary shares are held by various direct or indirect, majority or wholly-owned subsidiaries of the Phoneix Holding Ltd. (the “Subsidiaries”) and each reporting person has shared voting and dispositive power with regard to such ordinary shares. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itzhak Sharon (Tshuva) though private companies wholly-owned by him, and the remainder is held by the public. The principal address of the Phoenix Holding Ltd. is 53, Derech Hashalom, Givataim, 53454, Israel.  The address of Itzhak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7, Giborei Israel Street, P.O.B 8464, Netanya, 42504, Israel.

(4)
This information is based upon a Schedule 13G/A filed by Monsanto Company with the SEC on February 12, 2016. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses sole voting and dispositive investment power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA.

(5)
This information is based upon a Schedule 13G filed with the SEC on February 13, 2018 by Morgan Stanley. Morgan Stanley has shared voting power over all ordinary shares and shared dispositive power over 1,351,028 ordinary shares. The principal address of Morgan Stanley is 1585 Broadway New York NY 10036.

(6)
This information is based upon a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd., or “Harel”, with the SEC on February 1, 2018. Harel may be deemed to have shared voting over 1,337,882 ordinary shares and shared dispositive power over all ordinary shares. According to this Schedule 13G/A (i) 1,337,882 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Harel, and (ii) 1,365 ordinary shares are held by third party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. The principal address of Harel is Harel House, 3 Abba Hillel Street, Ramat Gan 52118, Israel.

(7)
This information is based upon a Schedule 13G filed with the SEC on February 13, 2018 by UBG Group AG or “UBS”. UBS is a Swiss corporation and is a bank as defined section 3(a)(6) of the Act and possesses shared voting and dispositive investment power over these ordinary shares by itself and by its wholly-owned subsidiaries UBS Financial Services Inc., UBS Securities LLC and UBS AG London Branch. The principal address of UBS is Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland.

(8)
Consists of 703,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 150,000 ordinary shares expire on August 24, 2019, options to purchase 200,000 ordinary shares expire on June 19, 2020, options to purchase 215,000 ordinary shares expire on July 17, 2023, and options to purchase 138,125 ordinary shares expire on March 22, 2025. The weighted average exercise price of these options is NIS 36.06. This number excludes 225,000 ordinary shares underlying options, the grant of which to Mr. Haviv was approved in August 2017 by the compensation committee of the board of directors and by the board of directors itself, and which grant is subject to shareholders approval pursuant to proposal 4 below. Such options have vested as of the date hereof with respect to 56,248 ordinary shares out of the foregoing 225,000 shares.

(9)
Consists of 54,301 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 10,000 ordinary shares expire on June 19, 2020, options to purchase 12,500 ordinary shares expire on July 15, 2023, options to purchase 10,556 ordinary shares expire on March 22, 2025, options to purchase 19,683 ordinary shares expire on May 18, 2026, and options to purchase 1,562 ordinary shares expire on February 26, 2028. The weighted average exercise price of these options is NIS 33.09.

(10)
Consists of 151,486 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 21,875 ordinary shares expire on September 21, 2021, options to purchase 7,500 ordinary shares expire on July 15, 2023, options to purchase 23,430 ordinary shares expire on November 9, 2024, options to purchase 18,681 ordinary shares expire on March 22, 2025, options to purchase 50,000 ordinary shares expire on November 17, 2025, and options to purchase 30,000 ordinary shares expire on August 8, 2027. The weighted average exercise price of these options is NIS 32.26.

(11)
Consists of 33,562 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 9,375 ordinary shares expire on November 9, 2024, options to purchase 10,125 ordinary shares expire on May 18, 2026, options to purchase 12,500 ordinary shares expire on August 8, 2027, and options to purchase 1,562 ordinary shares expire on February 26, 2028. The weighted average exercise price of these options is NIS 28.19.

(12)
Consists of 373,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 60,000 ordinary shares expire on August 24, 2019, options to purchase 125,000 ordinary shares expire on June 19, 2020, options to purchase 100,000 ordinary shares expire on July 15, 2023, options to purchase 73,125 ordinary shares expire on March 22, 2025, and options to purchase 15,000 ordinary shares expire on August 8, 2027. The weighted average exercise price of these options is NIS 34.05.  Also includes 90,000 ordinary shares held by trustee in favor of Dr. Karchi.

(13)
Consists of 42,800 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 10,000 ordinary shares expire on June 19, 2020, options to purchase 13,500 ordinary shares expire on July 15, 2023, options to purchase 9,750 ordinary shares expire on March 22, 2025, options to purchase 5,800 ordinary shares expire on August 8, 2027, and options to purchase 3,750 ordinary shares expire on February 26, 2028. The weighted average exercise price of these options is NIS 32.92.

(14)
Consists of 136,555 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 25,000 ordinary shares expire on May 7, 2024, options to purchase 23,430 ordinary shares expire on November 11, 2024, options to purchase 8,125 ordinary shares expire on March 22, 2025, options to purchase 50,000 ordinary shares expire on November 17, 2025, and options to purchase 30,000 ordinary shares expire on August 8, 2027. The weighted average exercise price of these options is NIS 37.59.

(15)
Consists of 56,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, which expire on April 2, 2027. The weighted average exercise price of these options is NIS 20.12.

(16)
Includes 37,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 7,500 ordinary shares expire on July 20, 2018, options to purchase 5,000 ordinary shares expire on April 9, 2020, options to purchase 5,000 ordinary shares expire on June 11, 2020, options to purchase 5,000 ordinary shares expire on September 17, 2021, options to purchase 5,000 ordinary shares expire on November 10, 2022, and options to purchase 5,000 ordinary shares expire on September 14, 2023, and options to purchase 5,000 ordinary shares expire on August 16, 2024. The weighted average exercise price of these options is NIS 32.62. Also includes 386,505 ordinary shares consisting of: (a) 37,500 ordinary shares held by trustee in favor of Mr. Gerstel; (b) 133,815 ordinary shares held by Martin Gerstel; and (c) 215,190 ordinary shares held by Shomar Corporation over which Martin Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(17)
Consists of 5,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, which expire on August 10, 2026. The weighted average exercise price of these options is NIS 26.89.

(18)
Consists of 11,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 10,000 ordinary shares expire on March 20, 2024, and options to purchase 1,250 ordinary shares expire on March 22, 2025. The weighted average exercise price of these options is NIS 67.46.

(19)
Includes 17,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 2,500 ordinary shares expire on July 20, 2018, options to purchase 2,500 ordinary shares expire on April 9, 2020, options to purchase 2,500 ordinary shares expire on June 11, 2020, options to purchase 2,500 ordinary shares expire on September 17, 2021, options to purchase 2,500 ordinary shares expire on June 11, 2022, options to purchase 2,500 ordinary shares expire on September 15, 2023, and options to purchase 2,500 ordinary shares expire on August 16, 2024. The weighted average exercise price of these options is NIS 33.97. Also includes 317 ordinary shares held by Dr. Makover.

(20)
Includes 838,859 ordinary shares held by Mr. Recanati. Also includes 17,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 2,500 ordinary shares expire on July 20, 2018, options to purchase 2,500 ordinary shares expire on April 9, 2020, options to purchase 2,500 ordinary shares expire on June 11, 2020, options to purchase 2,500 ordinary shares expire on September 17, 2021, options to purchase 2,500 ordinary shares expire on June 11, 2022, options to purchase 2,500 ordinary shares expire on September 15, 2023, and options to purchase 2,500 ordinary shares expire on August 16, 2024. The weighted average exercise price of these options is NIS 33.97.

(21)
Consists of 15,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 12, 2018, of which, options to purchase 10,000 ordinary shares expire on September 17, 2020, options to purchase 2,500 ordinary shares expire on September 17, 2021, and options to purchase 2,500 ordinary shares expire on September 17, 2022. The weighted average exercise price of these options is NIS 31.54.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B of our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 30, 2018 (which we refer to as our 2017 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) in, or with respect to 2017. Item 6.C of our 2017 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2017 Form 20-F (which we incorporate by reference herein) to obtain additional information regarding our Board.

PROPOSAL 1
RE-ELECTION OF EACH OF (A) MS. SARIT FIRON, (B) MR. MARTIN S. GERSTEL, (C)
MR. ZIV KOP, (D) DR. ADINA MAKOVER, AND (E) MR. LEON Y. RECANATI TO SERVE
AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE
NEXT ANNUAL GENERAL MEETING.

Background

Under the Companies Law and our current Articles of Association, each member of our Board is subject to election on an annual basis, for a term that concludes at the next annual general meeting of shareholders. Pursuant to those provisions, our Board, based on the recommendation of our compensation and nominating committee (in its role as nominating committee), has nominated each of (a) Ms. Sarit Firon, (b) Mr. Martin S. Gerstel, (c) Mr. Ziv Kop, (d) Dr. Adina Makover and (e) Mr. Leon Y. Recanati, each of whom is a current director of our Company, for re-election to hold office until the close of the next annual general meeting in 2019, or until their earlier resignation or termination based on applicable law or the provisions of our Articles of Association. Under the Companies Law and our Articles of Association, the re-election of each director requires approval by shareholders present in person or by proxy and holding ordinary shares representing a simple majority (excluding abstentions) of the votes cast and voting thereon at the Meeting. Dr. Kinneret Livnat Savitsky is not standing for re-election, and therefore her tenure as a director of the Company will end at the end of the Meeting.

Each of the five nominees has been determined by our Board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market. Therefore, to the extent that all of the nominees are re-elected, we will be able to maintain our compliance with the requirement under the Nasdaq Listing Rules that a majority of the Company's directors must be independent.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provides details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Each nominee for reelection as a director has consented to be named and has agreed to serve as a director, if reelected. Our compensation and nominating committee (in its role as nominating committee), referred to in this Proxy Statement as the Nominating Committee, recommended to our Board that each such director be nominated to serve for an additional term.

Biographical Information for Nominees

We have provided the following biographical information regarding the background and experience of each nominee for reelection, which is based upon the records of the Company and information provided to us by the nominees:

Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016. Ms. Firon is the Managing Partner of Cerca Partners, a Venture Capital, co-investment fund. Previously, Ms. Firon was the Chief Executive Officer of Extreme Reality (XTR3D), a company that provides real time software-based, 3D motion capture technology, using a single standard webcam. Prior to her role at Extreme Reality (XTR3D), Ms. Firon held roles as Chief Financial Officer at each of Kenshoo, MediaMind (NSDQ: MDMD, acquired by DG corp.), Olive Software, P-CUBE (acquired by Cisco) and RADCOM, LTD. (NSDQ: RDCM). Ms. Firon serves as the Chairperson of myThings, a global leader in customized programmatic ad solutions, which runs personalized retargeting campaigns on desktop, mobile and Facebook, since July 2015. Ms. Firon also holds other board positions at Datorama, MediWound and Protected Media. Ms. Firon holds a Bachelor’s degree in accounting and economics, and a Diploma in Accounting Advanced Studies, both from Tel Aviv University.

Martin S. Gerstel has served as our chairman of the board of directors since December 2004 and as a director since February 2004. In addition, Mr. Gerstel served as the chairman of Compugen Ltd., a predictive drug discovery and development company, from 1997 to 2017 and was co-founder and co-chairman of Itamar Medical Ltd., a medical device company, from 1997 to 2017, and now continues as a director. In addition, Mr. Gerstel has been a board member of Yeda Ltd., the technology transfer company of the Weizmann Institute of Science, since 1994 and was a board member of Yissum Ltd., the technology transfer company of the Hebrew University, from 2003 to 2015. He is a member of the board of governors and the executive committee of the Weizmann Institute of Science and the board of governors of The Hebrew University of Jerusalem. Prior to relocating to Israel, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. Mr. Gerstel holds a B.S. from Yale University and an M.B.A. from Stanford University.

Ziv Kop has served as a director of our company since January 2014. Mr. Kop also serves as a director of Outbrain Inc., Outbrain Ltd. and Dynamic Yield Ltd.. Mr. Kop is a VC investor and operator at Go Capital Ltd.  Mr. Kop was Partner at Innovation Endeavours/Marker LLC, an early and late growth stage venture capital firm from Nov 2016 until May 2018. Mr. Kop has served as chief operating officer of Outbrain Inc. a web-based content discovery platform, from February 2014 to December 2015. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. and M.B.A. from Tel Aviv University Law School and Business School, and is a graduate of INSEAD’s Young Managers Program.

Dr. Adina Makover has served as a director of our company since February 2003. Dr. Makover also serves as a diretor of the following companies: EarlySense Ltd., a medical device company, since 2006; and PerfAction Technologies Ltd., a medical device company, since 2007. She has also served as a board observer at Argo Medical Ltd., a medical device company in the rehabilitation field, since 2011. In addition, Dr. Makover serves as a member of investment committees of two technological incubators.  From 2006, Dr. Makover has served as the investment manager of the Life Sciences ventures at ProSeed Venture Capital Fund Ltd. Dr. Makover holds a Ph.D. in Life Sciences earned jointly from the Weizmann Institute of Science and Columbia University, and an M.B.A. from Bar-Ilan University.

Leon Y. Recanati has served as a director of our company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003, and as chairman of Kamada Ltd since March 2013. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Ms. Sarit Firon be, and hereby is, re-elected to serve as a director of the Company until the next annual general meeting of shareholders, and until her successor is duly qualified.”

(b) “RESOLVED, that Mr. Martin S. Gerstel be, and hereby is, re-elected to serve as a director of the Company until the next annual general meeting of shareholders, and until his successor is duly qualified.”

(c) “RESOLVED, that Mr. Ziv Kop be, and hereby is, re-elected to serve as a director of the Company until the next annual general meeting of shareholders, and until his successor is duly qualified.”

(d) “RESOLVED, that Dr. Adina Makover be, and hereby is, re-elected to serve as a director of the Company until the next annual general meeting of shareholders, and until her successor is duly qualified.”

 (e) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, re-elected to serve as a director of the Company until the next annual general meeting of shareholders, and until his successor is duly qualified.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reelection of each of the five directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution electing that director.

Board Recommendation

Our Board unanimously recommends a vote FOR the reelection of each one of the five directors, in each case to serve on our Board until the next annual general meeting of shareholders of the Company.

PROPOSAL 2
APPROVAL OF AN AMENDMENT TO THE COMPENSATION POLICY

Background

Under the Companies Law, the employment terms of officers and directors of public companies, like our Company, should be determined in accordance with a directors and officers compensation policy (referred to herein as the “Compensation Policy”). In accordance with the Companies Law, our current Compensation Policy was adopted at a special general meeting of our shareholders held on January 17, 2017, following the recommendation of our compensation and nominating committee (in its capacity as the compensation committee of the Board) (the “Compensation Committee”) and the approval of our Board. We are proposing an amendment to our Compensation Policy.

Under our current Compensation Policy, the ratio between the variable and fixed components of the compensation of each of our officers, calculated on an annual basis, is limited by pre-determined minimum and maximum ratios. Following a review of the Compensation Policy by the Compensation Committee and the Board, the Compensation Committee and Board have approved, and recommend that our shareholders approve, that the Compensation Policy be amended as reflected in Appendix A attached hereto. According to the proposed amendment, the minimum ratio between the variable and fixed component will be cancelled, so that the variable component of our officers’ compensation will no longer need to meet a minimum ratio compared to the fixed component. All of the proposed changes relate to section 4.1.1 of the current Compensation Policy.

The proposed amendment is designed to allow the Company to continue and attract prominent candidates to serve as its officers. When considering the proposed amendment, the Compensation Committee and the Board considered numerous factors, including the advancement of the Company’s objectives and the Company’s business plan and its long-term strategy. Our Compensation Committee and Board also considered, among other things, the nature of the Company’s operations in the international biotechnology sector, as well as other criteria including, the Company’s cash position, capitalization and shareholders’ equity. Our Compensation Committee and Board believe that by approving the proposed amendment to the Compensation Policy, we will be better positioned to hire, retain and motivate leading candidates in the biotechnology sector.

According to the Companies Law, any amendment to our Compensation Policy must be approved by our shareholders by a Special Majority, following the approval of our compensation and nominating committee (in its capacity as the compensation committee of the Board) (the “Compensation Committee”) and Board. If such amendment is not approved by the shareholders by the required majority, our Board may nonetheless approve the amendment, provided that our Compensation Committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such amendment is in the best interests of our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the amendment to the Compensation Policy for the Company’s directors and officers, as detailed in the Proxy Statement dated June 14, 2018.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the amendment to our Compensation Policy.

As described above (under “Vote Required for Approval of the Proposals”), the approval of the amendment to our Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-conflicted shareholders (i.e., shareholders who lack a “personal interest” as defined under the Companies Law) who are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-conflicted shareholders does not exceed 2% of all of the voting power in our Company.

Board Recommendation

Our Board of Directors unanimously recommends a vote FOR the foregoing resolution approving an amendment to the Compensation Policy.

PROPOSAL 3
APPROVAL OF THE OBJECTIVES RELATED TO, AND TARGET AMOUNT AND
POTENTIAL PAYMENT IN 2019 OF, A CASH BONUS TO THE COMPANY’S PRESIDENT
AND CHIEF EXECUTIVE OFFICER SUBJECT TO HIS ACHIEVEMENT DURING 2018 OF
THOSE OBJECTIVES

Background

Under the Companies Law, as a public Israeli company, we are required to obtain the approval of our Compensation Committee, board of directors and shareholders, in that order, for any arrangements regarding the compensation of our CEO.

Our Compensation Policy provides a framework for grant of cash bonuses pursuant to which our President and CEO is entitled, subject to full achievement of all of his objectives for 2018, to a bonus in an amount equal to his gross monthly salary (NIS 75,000, which equals approximately $21,000), multiplied by six (NIS 450,000, which equals approximately $126,000). We refer to that amount as his Target Bonus. In addition, the Compensation Policy provides that in the event that the CEO over-achieves his objectives, he is entitled to a maximum bonus that shall not exceed 175% of the Target Bonus.

The annual bonus plan for 2018 that has been approved by our Compensation Committee and Board for our President and CEO, Mr. Ofer Haviv, sets the following main objectives with respect to the year 2018:

(1)	Achieve defined objectives with respect to:

(a)	The Company entering into new significant commercial contracts and collaborations;

(b)  Advancement of product candidates in the development pipeline of the Company and its partners;

(c)  Progression of the Company’s endeavors in the field of human microbiome-based therapy, through its subsidiary, Biomica, with initial positive lab results;

(d)  Ensuring appropriate corporate communications to financial community and others; and

(e)  Ensuring availability of required human resources;

(2)	Implementation of the corporate structure vision with the progression of divisions to full stand-alone units; and

(3)	Ensuring competitive advantage of the Computational Predictive Biology (CPB) platform in the Company’s fields of activity.

Each objective detailed above has been assigned a differing quantitative and qualitative weight according to which Mr. Haviv’s achievements will be reviewed and assessed early in 2019.

Following the approval of our Compensation Committee, our Board resolved, subject to the approval of our shareholders, to approve the proposed cash bonus plan for 2018 for Mr. Haviv, subject to the degree of his achievement of the foregoing objectives, and subject to the limits on an annual bonus plan and the amount of his cash bonus, all as provided for in the Company’s Compensation Policy and as described above.

Shareholders are now being asked to pre-authorize our Board to approve a potential payment to Mr. Haviv of an annual bonus amount for 2018, to be paid in 2019, subject to the degree of his achievement of the foregoing objectives, and subject to the limits on an annual bonus plan and the amount of his cash bonus, all as provided for in the Company’s Compensation Policy and as described above.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the objectives related to, and target amount and potential payment in 2019 of, a cash bonus to the Company’s President and Chief Executive Officer subject to his achievement during 2018 of those objectives in accordance with the Company’s 2018 annual bonus plan, as described in Proposal 3 of the Proxy Statement, dated June 14, 2018, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the cash bonus for our President and CEO requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling shareholders who lack a conflict in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the bonus plan and potential cash bonus payment for 2018 for our President and Chief Executive Officer.

PROPOSAL 4
APPROVAL OF GRANT OF OPTIONS TO PURCHASE 225,000 ORDINARY
SHARES TO MR. OFER HAVIV, OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

At the Meeting, our shareholders will be asked to approve the grant of options to purchase 225,000 ordinary shares to Mr. Ofer Haviv, the President and Chief Executive Officer of the Company, which was approved by our Board (following the approval of the Compensation Committee) on August 9, 2017 (the “Date of Grant”). The grant was approved at a per share exercise price of NIS 18.71 (or US$5.22, based on the NIS/US$ exchange rate as of June 13, 2018, the last day prior to the date hereof), which equals the higher of (i) the average closing price of the Ordinary Shares on the TASE during the 30 trading days immediately prior to the Date of Grant plus 5% and (ii) the closing price of the ordinary shares on the TASE on the Date of Grant.

Subject to Mr. Haviv’s continued employment by the Company, the options will vest over four (4) years according to the following schedule: 1/16 of the Options shall vest at the end of each three-month period following the Date of Grant. The options will be subject to a ten (10) year expiration from the grant date, and such other terms and conditions set forth in the Company’s option agreement and the provisions of the Company’s 2013 Share Option Plan. The options are granted in accordance with the capital gains track of Section 102 of the Israeli Income Tax Ordinance, 1961.

The proposed grant to the President and Chief Executive Officer of the Company was approved by the Compensation Committee and the Board, while considering, among others, Mr. Haviv’s performance and contribution to the Company in general, the number of unvested options held by Mr. Haviv and the terms of our Compensation Policy.

The proposed grant is consistent with our Compensation Policy, and all other employment terms of Mr. Haviv shall remain unchanged (including acceleration of the vesting of all of his unvested options upon consummation of an “M&A Transaction”, as defined in Mr. Haviv's employment agreement).

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, to approve the grant of options to purchase 225,000 ordinary shares to Mr. Ofer Haviv, the President and Chief Executive Officer of the Company, at an exercise price of NIS 18.71 per ordinary share (or US$5.22, based on the NIS/US$ exchange rate as of June 13, 2018, the last day prior to the date hereof), as detailed in the Proxy Statement dated June 14, 2018.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the grant of options to purchase 225,000 ordinary shares to our President and CEO requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling shareholders who lack a conflict in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the grant of options to purchase 225,000 ordinary shares our President and Chief Executive Officer.

PROPOSAL 5
RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE
COMPANY’S INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING
DECEMBER 31, 2018

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, also referred to as Kost Forer, served as our independent auditors for the year ended December 31, 2017 and for the additional period until the Meeting. Kost Forer has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2018 and for the additional period until the close of the next annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board, with power of delegation to the audit committee thereof.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, be and hereby are reappointed as the Company's independent, external auditors for the year ending December 31, 2018 and the additional period until the next annual general meeting of shareholders, and that the Company’s Board of Directors be, and hereby is, authorized to set the fees to be paid to such auditors, with power of delegation to the audit committee thereof.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated balance sheet as of December 31, 2017 and the consolidated statements of income for the period then ended.

The audited financial statements of the Company for the fiscal year ended December 31, 2017 comprise a part of the Company’s Annual Report on Form 20-F, which was filed on March 30, 2018 with the SEC, and which is available at the SEC’s website, www.sec.gov, at the Magna website of the Israel Securities Authority at www.magna.isa.gov.il, and at our Company's website at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than those specifically set forth in the Notice of the 2018 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the Magna website of the Israel Securities Authority (www.magna.isa.gov.il), and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Alex Taskar Mr. Alex Taskar Chief Financial Officer

Dated:  June 14, 2018

APPENDIX A

4.1.1.	Ratios between the Components of the Officers’ Compensation Package

On an annual basis, the ratio between the components of Officers’ compensation package shall be as detailed in the following table:

Rank	Fixed Component *	Variable Component **
CEO and VP's	At least 25%~~-55%~~	Up to ~~45%-~~75%

* For the purpose of this section “Fixed Component” means:

1.	The base salary (Section 5.1 below) and

2.	Associated benefits and perquisites (Section 5.3 below).

** For the purpose of this section, “Variable Component” means:

1.	The annual bonus (Section 5.2.1 below) and

2.	The equity based compensation (Section 5.2.3 below). Calculation of the annual equity based compensation shall be made on a straight line basis.

A deviation of up to 5% of these terms (for example, the fixed component being ~~30~~20% of the total compensation and the variable component being ~~70~~80%) shall not constitute a deviation or deflection from the Policy.

The ratio presented in this Section 4.1.1 refers to the planned ratio only, assuming the receipt of the target bonus as stated in this Policy. The ratio in practice, in a given year, between the components of the compensation package may be different due to underperformance or overachievement impacting the variable compensation, as stated in this Policy.